July 8, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cozumel Corporation
Form RW – Withdrawal of Registration Statement on Form S-1

Registration File No. 333-156533

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Cozumel Corporation  (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-1, File No. 333-156533 (the “Registration Statement”).

The Company has determined not to proceed with the registration and sale of the common stock as contemplated by the Registration Statement because its principal independent PCAOB auditor has been removed from the list of PCAOB membership.  The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the SEC in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at 24 Calle de la Luna, San Clemente, California 92673or  via facsimile at (949) 489-0034, or call Jehu Hand at (949) 489-2400.

Sincerely,

COZUMEL CORPORATION

By:      /s/ Jehu Hand

Jehu Hand

Chief Executive Officer